SECURITI 04015445 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

D.H. Blair Investment Banking Corp.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street
(No. and Street)

New York	**New York**	**10005**
(City)	(State)	(Zip Code)

RECEIVED APR 2 0 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Nachamie **(212) 495-4105**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
APR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **David Nachamie** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **D.H. Blair Investment Banking Corp.** ,as of **December 31,2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JONATHAN D. TURKEL
NOTARY PUBLIC, State of New York
No. 02TU5055127
Qualified in New York County
Commission Expires February 5, 2006

Notary Public

Signature

Senior Vice President and Treasurer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.H. BLAIR INVESTMENT BANKING CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
D.H. Blair Investment Banking Corp.
New York, New York

We have audited the accompanying statement of financial condition of D.H. Blair Investment Banking Corp. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Notes D and E to the financial statement, investments not readily marketable amounting to $2,885,778 (3.3% of stockholder's equity) and loans receivable from affiliates and other related parties amounting to $55,315,527 (62% of stockholder's equity) as of December 31, 2003, have been valued at fair value as determined by management and the Board of Directors. We have reviewed the procedures applied by management and the directors in valuing such investments and loans receivable, and have inspected underlying documentation where available. In our opinion, as related to certain investments and notes, those procedures are not reasonable, and the documentation is not appropriate to determine the fair value of the investments and loans receivable in conformity with accounting principles generally accepted in the United States of America. The effect on the financial statement of not applying adequate valuation procedures is not readily determinable, however, there would be no effect on net capital as these investments and loans are considered not admissible assets.

In our opinion, except for the effects on the statement of financial condition of the valuation of investments and loans receivable determined by management, as described in the preceding paragraph, the statement of financial condition presents fairly, in all material respects, the financial position of D.H. Blair Investment Banking Corp. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 27, 2004

D.H. BLAIR INVESTMENT BANKING CORP.

Statement of Financial Condition
December 31, 2003

ASSETS	
Cash and cash equivalents	$ 503,671
Securities owned, at market value	37,334,843
Investments - not readily marketable, at fair value	2,885,778
Loans receivable - affiliates and other related parties	55,315,527
Secured demand note	3,000,000
Other assets	4,056,548
	$ 103,096,367
LIABILITIES	
Securities sold, but not yet purchased, at market value	$ 7,260
Accounts payable and accrued expenses	4,710,572
Due to clearing broker	6,763,754
	11,481,586
Subordinated liability	3,000,000
STOCKHOLDER'S EQUITY	
Capital stock, $.01 par value; 200 shares authorized; 100 shares issued and outstanding	1
Paid-in capital	70,639,337
Retained earnings	17,975,443
	88,614,781
	$ 103,096,367

See independent auditors' report and notes to statement of financial condition

NOTE A - ORGANIZATION AND BUSINESS

D.H. Blair Investment Banking Corp. (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company's principal operations are proprietary trading, merchant banking and private investment activities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the Securities and Exchange Commission ("SEC") Rule 15c3-3 pursuant to paragraph (k)(2)(b) thereof. All securities transactions are cleared through clearing brokers pursuant to a clearance agreement or a customer agreement.

NOTE B - SUBORDINATED BORROWINGS AND SECURED DEMAND NOTE RECEIVABLE

The subordinated liability at December 31, 2003 consists of a Secured Demand Note Collateral Agreement payable to a relative of the Company's chairman, in the amount of $3,000,000, bearing 3% interest and due March 31, 2004.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The secured demand note receivable of $3,000,000 is collateralized by cash equivalents of approximately $3,000,000 at December 31, 2003.

NOTE C - SIGNIFICANT ACCOUNTING POLICIES

[1] Financial instruments:

Purchases and sales of securities and the related revenues and expenses are recorded on a trade-date basis.

Securities owned and securities sold, but not yet purchased, are valued at quoted market price or at management's estimate of fair value for certain positions for which there is a limited market, with related unrealized gains and losses included in principal transactions.

Investments in private companies for which the Company has influence but does not benefit from the processes, products or services and does not participate in the affiliates' management are not consolidated nor accounted for under the equity method. Private investments are valued using methods determined in good faith by management after consideration of all relevant information, including original cost, private market values, operating results and financial position. The related gains and losses on investments are included in principal transactions. Management estimates of fair value may differ from the eventual realizable value of the underlying securities, which may fluctuate over time in light of business and economic conditions and the financial leverage of the issuer. These differences may be material.

Dividends earned and dividends paid on securities sold, but not yet purchased, are recognized on the ex-dividend date, and interest is recognized on the accrual basis.

[2] Cash and cash equivalents:

Cash and cash equivalents include cash in bank accounts.

NOTE C - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3] Income taxes:

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

[4] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE D - LOANS RECEIVABLE, AFFILIATES AND OTHER RELATED PARTIES

Loan receivables from affiliates and other related parties include a $35.4 million demand loan at 6% and a $5.4 million demand loan at 6½%, both receivable from Lawrence Ventures, LLC ("Lawrence"), an affiliated entity substantially owned by the stockholder of the Company. Lawrence's sole business is an investment in Diablo Grande Limited Partnership ("Diablo"), whose sole asset is a real estate project in central California. The $35.4 million loan is convertible, at any time and at the option of the Company, into approximately 68% fully diluted equity interest in Lawrence. These loans are recorded at cost, without interest accruals.

NOTE E - FINANCIAL INSTRUMENTS AND RELATED RISKS

Securities owned and securities sold, but not yet purchased, at December 31, 2003 consist of the following securities at market value:

	Owned	Sold, But Not Yet Purchased
Corporate stocks	$ 37,334,843	$ 7,260

During 2003, nine investments with a carrying value of approximately $1,600,000 were written off.

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to changes in the market (market risk) exceeds the related amounts recorded. These transactions include securities sold, but not yet purchased, and financial futures contracts.

NOTE E - FINANCIAL INSTRUMENTS AND RELATED RISKS (CONTINUED)

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby creates a liability to repurchase the security at prevailing future market prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statements.

The Company executes financial futures contracts to limit its risk. Derivative financial instruments derive their value based upon an underlying asset, index or reference rate. These instruments are subject to various risks similar to nonderivative financial instruments including market, credit liquidity and operational risks. The Company's open futures positions are based on quoted market prices. The net trading loss is treated as a component of principal transactions.

The Company's securities transactions are transacted with one clearing broker pursuant to a clearance agreement and one broker pursuant to a customer agreement. The Company is subject to credit risk at December 31, 2003, as securities owned, primarily all investments at fair value and balances due from the clearing broker and the customer account broker, reflected on the statement of financial condition, are securities, investments and cash balances held by such brokers, which act as custodians.

NOTE F - CONTINGENCIES

The Company has been named as defendant in numerous lawsuits and arbitration proceedings along with D.H. Blair & Co. Inc. ("DHBC"), a broker-dealer that ceased operations in 1997, whose majority shareholders are relatives (related by blood or marriage) of the stockholder of the Company. During 2003, the Company resolved substantially all of the outstanding actions. In this regard, the Company paid approximately $6.7 million.

Although it is possible that the Company's future liability for one or more of the remaining actions could be material, management of the Company believes that the allegations are without merit and the eventual outcome of these legal actions will not have a material adverse effect on the financial position of the Company.

NOTE G - COMMITMENTS

The Company leases its premises pursuant to a lease expiring on June 30, 2009. Under the terms of the lease, the Company is obligated to pay escalation charges for certain of the landlord's operating expenses and real estate taxes. Future noncancelable minimum lease payments are approximately $400,000 per year.

NOTE H - NET CAPITAL REQUIREMENT

As a registered broker-dealer and a member of The New York Stock Exchange, Inc. (the "Exchange"), the Company is subject to the SEC's net capital rule adopted and administered by the Exchange. The Company is subject to the Exchange's alternative net capital rule, which requires net capital, as defined, to be at least $250,000. At December 31, 2003, the Company had net capital of $12,316,000 or $12,066,000 in excess of the minimum required.

D.H. BLAIR INVESTMENT BANKING CORP.

Notes to Statement of Financial Condition
December 31, 2003

NOTE I - INCOME TAXES

The difference between the income tax expense and the benefit computed by applying the statutory federal income tax rate (34%) to loss before income tax is primarily attributable to state and local taxes and reversal of the prior year valuation allowance for deferred tax assets. The current state and local tax expense consists of taxes on capital.

The Company has a net operating loss carryforward of approximately $22.1 million for federal and $37.4 million for state and local tax purposes and a capital loss carryforward of approximately $37.2 million.

The temporary differences that give rise to the Company's deferred tax asset relate to net operating loss carryforwards. The deferred tax liability arises from unrealized gains on securities owned, investments and loans receivable from affiliates and other related parties.

Due to the uncertainty of future realization, a valuation allowance of $10.1 million has been established to offset in full any related deferred tax assets. During the year ended December 31, 2003, the valuation allowance decreased by $8.7 million.